EXHIBIT 11

For Immediate Release                                                       NEWS
November 4, 1998                                     Nasdaq National Market/AVRT
                                                            http://www.avert.com

                 AVERT, INC. ANNOUNCES FINANCIAL RESULTS FOR THE
                       THIRD QUARTER AND NINE MONTH PERIOD

FORT COLLINS, CO - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced financial results for its third quarter and nine month period ended September 30, 1998.

Net revenues for the third quarter grew to $2,590,000, up 3% from $2,524,000 in the comparable quarter a year ago. Through nine months, the Company reported net revenues of $7,380,000, up 4% from $7,079,000 in the same period last year.

Net income for the third quarter was $147,000 or 4 cents per share, versus $347,000, or 10 cents per share, in the same quarter last year. Net income for the nine-month period was down 44% to $493,000, or 14 cents per share, compared to $879,000, or 25 cents per share, in the comparable period a year ago.

Revenue from product and service sales advanced 3.3%. Criminal history reports showed the most growth, up 15% to $1,461,000; services grew 13% to $160,000; motor vehicle driving records decreased 3% to $243,000; previous employment reports, education verifications and credit reports declined 16% to $298,000; and workers' compensation histories declined 15% to $298,000.

Avert continues to add new customers to its client base with 587 in the third quarter, compared to 869 in the third quarter last year.

During the third quarter, Avert, Inc. announced the extension of an earlier pilot agreement with Automatic Data Processing, ADP Employer Services, (New York Stock Exchange/AUD). The extension called for Avert services to be offered to ADP customers in the greater Chicago area during a 90-day pilot. Avert and ADP management are scheduled to begin discussions regarding the outcome of the pilot and future marketing efforts to the ADP customer base.

In other news for the quarter, the Avert Board of Directors approved an additional $500,000 for the Company's stock repurchase program. To date, the Company has purchased a total of 207,350 shares under the stock repurchase plan, 125,600 during the third quarter of 1998. To date, the Company has repurchased a total of $1,028,612.85 worth of stock.

Internal efficiencies related to Avert's technology upgrade were offset during the third quarter by an above average amount of credits offered to customers impacted by the Company's second quarter computer conversion. It is the belief of Avert management that customer credits should return to an acceptable level going into the fourth quarter and new year.

During the fourth quarter and beyond, the Company expects to focus efforts toward providing customers with increased services for use in the hiring process. Instant credit reports were introduced to customers in early October 1998. These reports, available either by phone or through Avert's on-line service, are provided in response to customers' requests for faster information to use in decision making. Additional products are scheduled for release during the fourth quarter.

Through its headquarters in Fort Collins, Avert is an information services company that provides thousands of employment backgrounds checks daily to employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification, social security number validation, and a KnowledgeLink Help Desk to answer customers' hiring and compliance questions.


EARNINGS RECAP                                                     Third Quarter Ended                      Nine Months Ended
                                                                      September 30,                            September 30,
                                                                 ------------------------                ------------------------
                                                                 1998                1997                1998                1997
                                                                 ----                ----                ----                ----
                                                              (unaudited)                            (unaudited)
Revenue ............................................         $ 2,590,000         $ 2,524,000         $ 7,380,000         $ 7,079,000
Net Income .........................................         $   147,000         $   347,000         $   493,000         $   879,000
Net Income per common share ........................         $       .04         $       .10         $       .14         $       .25
Weighted avg. shares outstanding ...................           3,444,924           3,488,125           3,454,001           3,451,752

BALANCE SHEET DATA                                           September 30,       December 31,
                                                                1998                1997
                                                             ------------        -----------
Working Capital ....................................         $ 7,251,000         $ 7,542,000
Total Assets .......................................         $11,212,000         $11,531,000
Total Liabilities ..................................         $ 1,124,000         $ 1,097,000
Shareholders' Equity ...............................         $10,088,000         $10,435,000